Exhibit 99.10

U.S. SILVER CORPORATION
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the Annual and Special Meeting of the Shareholders (the “Meeting”) of U.S. SILVER CORPORATION (the “Corporation”) will be held on June 23, 2011 at Turf Lounge, 330 Bay Street, Toronto, Ontario at the hour of 4:00 p.m. (Toronto time) for the following purposes:

(a)	to receive the audited financial statements of the Corporation for the financial year ended December 31, 2010, together with the auditors’ report thereon;
(b)	to elect directors of the Corporation for the ensuing year;
(c)	to appoint auditors of the Corporation for the ensuing year and to authorize the directors of the Corporation to fix their remuneration;
(d)
to consider, and if thought advisable, pass an ordinary resolution providing for the annual approval of the Corporation’s current stock option plan and the Corporation’s amended and restated stock option plan;

(e)
to consider and, if deemed advisable, to approve, with or without variation, a special resolution authorizing the board of directors to implement a share consolidation on the basis  of  one  (1)  new  share  for  each  five  (5)  common  shares  currently  issued  or authorized; and

(f)	to transact such further and other business as may properly come before the said meeting or any adjournment or adjournments thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Information Circular. A form of proxy, the Management Information Circular, a return envelope and the audited financial statements of the Corporation and Management’s Discussion and Analysis for the financial year ended December 31, 2010 accompany this notice.

The   board   of   directors   of   the   Corporation   (the   “Board”)   have   determined   that shareholders registered on the books of the Corporation at the close of business on May 16, 2011 are entitled to notice of the Meeting and to vote at the Meeting.

Shareholders of the Corporation who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy and return it in the enclosed envelope. In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the Corporation’s registrar and transfer agent, Valiant Trust Company, not later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the commencement of the Meeting or any adjournment thereof, or must be given to the Chairman of the Meeting prior to the commencement of the Meeting or any adjournment thereof; or on the internet at www.valianttrust.com (the required Control Number is located on the form of proxy). This website may be used to appoint a proxy holder (the “proxy holder”) to attend and vote on your behalf at the Meeting and to convey your voting instructions.

DATED at Toronto, Ontario this 16th day of May 2011.

BY ORDER OF THE BOARD

“Thomas Parker”
Thomas Parker
Chief Executive Officer

U.S. SILVER CORPORATION

MANAGEMENT INFORMATION CIRCULAR
DATED MAY 16, 2011

SOLICITATION OF PROXIES

This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by or on behalf of the management of U.S. Silver Corporation (hereinafter referred to as the “Corporation”) to be used at the Annual and Special Meeting (the “Meeting”) of holders of common shares of the Corporation (“Common Shares”) to be held on June 23, 2011 at Turf Lounge, 330 Bay Street, Toronto, Ontario at the hour of 4:00 p.m. (Toronto time) and at any adjournment or adjournments thereof for the purposes set forth in the notice of meeting (the “Notice of Meeting”) accompanying this Circular. The solicitation of proxies will be primarily by mail. Proxies may also be solicited by the directors or officers of the Corporation at nominal cost. Arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Common Shares held of record by such persons and the Corporation may reimburse such persons for reasonable fees and disbursements incurred by them in doing so. The cost of solicitation by or on behalf of management of the Corporation (“Management”) will be borne by the Corporation. Unless otherwise specified, all information set forth herein is as at May 16, 2011.

APPOINTMENT, REVOCATION AND DEPOSIT OF PROXIES

The persons named in the enclosed instrument of proxy (the “Management Designees”) have been selected by the directors of the Corporation and have indicated a willingness to represent as proxies the shareholders who appoint them. A SHAREHOLDER HAS THE RIGHT TO APPOINT ANY OTHER PERSON TO REPRESENT HIM OR HER AT THE MEETING OR ANY ADJOURNMENT THEREOF AND MAY DO SO BY INSERTING IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY THE NAME OF THE PERSON, WHO NEED NOT BE A SHAREHOLDER, WHOM HE OR SHE WISHES TO APPOINT, OR BY COMPLETING ANOTHER FORM OF PROXY. In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the Corporation’s registrar and transfer agent, Valiant Trust Company, not later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the commencement of the Meeting or any adjournment thereof, or with the Chairman of the Meeting prior to the commencement of the Meeting or any adjournment thereof; or on the internet at www.valianttrust.com (the required Control Number is located on the Form of Proxy); This website may be used to appoint a proxy holder (the “proxy holder”) to attend and vote on your behalf at the Meeting and to convey your voting instructions.

A shareholder of the Corporation (a “Shareholder”) executing the enclosed form of proxy has the power to revoke it at any time before it is exercised. The Canada Business Corporations Act (the “CBCA”) sets out a procedure for revoking proxies by the deposit of an instrument in writing at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting or with the Chairman of such Meeting on the day of the Meeting prior to the commencement of the Meeting or any adjournment thereof or in any other manner permitted by law.

A Shareholder attending the Meeting has the right to vote in person and if he does so, his proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof.

ADVICE TO BENEFICIAL SHAREHOLDERS

Only proxies deposited by registered holders of common shares, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting.  However, in many cases, shares beneficially owned by a holder (a “Non-Registered Holder”) are registered in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers  and  trustees  or  administrators  of  self-administered  RRSPs,  RRIFs,  RESPs  and similar plans. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the notice of meeting, this Circular, and the form of proxy (collectively, the “meeting materials”) to the Intermediaries for onward distribution to Non-Registered Holders, unless a Non-Registered Holder has waived the right to receive them.

Common Shares held by Intermediaries can only be voted upon the instructions of the Non- Registered Holders. Intermediaries are required to seek voting instructions from Non- Registered Holders in advance of the Meeting. Each Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Holders to ensure that their shares are voted at the Meeting. Generally, Non- Registered Holders who have not waived the right to receive meeting materials will either (a) be given a proxy which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and return the proxy in accordance with the instructions provided by the Intermediary well in advance of the deadline for the receipt of proxies; or (b) more typically, be given a voting instruction form which must be completed, signed by the Non-Registered Holder and returned to the Intermediary in accordance with the directions on the voting instruction form well in advance of the deadline for the receipt of proxies.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non- Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding directions. In either case, Non- Registered Holders should carefully follow the instructions of their Intermediaries and their service companies. It is important that the voting instruction form or form of proxy be received by the Intermediary or its agent sufficiently in advance of the deadline set forth in the notice of meeting to enable the Intermediary or its agent to provide voting instructions on your behalf before the deadline.

All references to Shareholders in this Circular and the accompanying instrument of proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

MANNER OF VOTING AND EXERCISE OF DISCRETION BY PROXIES

All common shares (hereinafter referred to as “Common Shares” or “Shares”) represented by properly executed proxies received by the Corporation in a timely fashion will be voted at the Meeting in accordance with the instructions of the Shareholders appointing them. If a choice is specified in respect of any matter to be acted upon, the shares will be voted accordingly. IN THE ABSENCE OF SUCH DIRECTION, THE SHARES WILL BE VOTED “FOR”:

(a)	the election of directors of the Corporation as nominated by Management;

(b)	the appointment of auditors and the authorization of the directors of the Corporation to fix the auditors’ remuneration;

(c)	the resolution providing for the annual approval of the Corporation’s stock option plan and amended and restated stock option plan; and

(d)	the special resolution authorizing the board of directors to implement a share consolidation on the basis of one (1) new share for each five (5) Common Shares currently issued or authorized,

all as more particularly described in this Circular.

THE ENCLOSED FORM OF PROXY, WHEN PROPERLY EXECUTED, CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO ALL AMENDMENTS OR VARIATIONS  TO  MATTERS  IDENTIFIED  IN  THE  NOTICE  OF  MEETING  OR OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING. HOWEVER,  IF  ANY  SUCH  AMENDMENTS,  VARIATIONS  OR  OTHER MATTERS WHICH ARE NOT NOW KNOWN TO MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXIES HEREBY SOLICITED WILL BE VOTED THEREON IN ACCORDANCE WITH THE BEST JUDGEMENT OF THE PERSON OR PERSONS VOTING SUCH PROXIES. AS OF THE DATE HEREOF, MANAGEMENT KNOWS OF NO SUCH AMENDMENTS, VARIATIONS OR ANY OTHER SUCH MATTERS.

INTEREST OF CERTAIN PERSONS AND CORPORATIONS
IN MATTERS TO BE ACTED UPON

No person who has been a director or senior officer of the Corporation since the beginning of the last financial year and no associate or affiliate of any such director or senior officer has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting except as disclosed herein.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at May 16, 2011, the Corporation had 292,386,707 Common Shares issued and outstanding. Each Common Share carries the right to one vote.

The Corporation has fixed the close of business on May 16, 2011 as the record date for the purpose of determining Shareholders entitled to receive Notice of the Meeting.   All Shareholders of record as at the close of business on the record date will be entitled to vote at the Meeting and at all adjournments thereof except to the extent that any such Shareholder has since the record date transferred any of his or her Common Shares and the transferee of those Common Shares establishes ownership of such Common Shares and requests, prior to the Meeting, that the transferee’s name be included in the list of shareholders prepared for the Meeting. In that case, the transferee is entitled to vote the Common Shares at the Meeting.

To the knowledge of the directors and executive officers of the Corporation, no individual or company beneficially owns, directly or indirectly, or exercises control or direction over, securities carrying more than 10% of the voting rights attaching to any class of voting securities of the Corporation.

BUSINESS OF THE MEETING

Presentation of Audited Financial Statements

Copies of the Corporation’s audited financial statements for the financial year ended December
31, 2010, together with the auditors’ report thereon, accompany this Circular or have been mailed to Shareholders separately and will be submitted to the Meeting.  No vote will be taken on the financial statements and receipt of such financial statements will not constitute approval or disapproval of any matters referred to therein. Copies of the audited financial statements may be obtained by contacting the Corporation’s registered office at 401 Bay Street, Suite 2702, Toronto, Ontario M5H 2Y4, at the Corporation’s website www.us-silver.com or by going to the Corporation’s profile at www.sedar.com.

Item 1 – Election of Directors

The articles of the Corporation currently provide that the board of directors of the Corporation (the “Board”) shall consist of a minimum of three and a maximum of fifteen directors.  The Board presently consists of six directors, comprised of the following persons: Gordon E. Pridham, John S. Brock, Bobby E. Cooper, James M. Macintosh, Thomas H. Parker and Kevin D. Stulp

The Board has fixed the number of directors to be elected at the Meeting at six (6) directors. Each director elected will hold office until the next annual meeting of Shareholders or until his successor is duly elected, unless the office is earlier vacated in accordance with the general by-law of the Corporation.

The following table and the notes thereto state the names of all persons proposed to be nominated by Management for election as directors, their principal occupations and the number of Shares of the Corporation beneficially owned, directly or indirectly, by each of them as of May 16, 2011.

Name and Province or State and Country of Residence	Position with Corporation	Present Principal Occupation, Business or Employment	Director Since	Number of Shares Beneficially Owned or Controlled
Gordon E. Pridham (1) (2) Toronto, ON Canada	Chairman and Director	Chairman of the Corporation, President, COO, Edgewater Capital	November 10, 2008	558,500
John S. Brock (3) West Vancouver, BC Canada	Director	Business Executive and Consultant	November 10, 2008	200,000
James M. Macintosh (4) Toronto, ON Canada	Director	President & Chief Executive Officer, Continental Mining & Smelting Limited	August 20, 2007	100,000
Thomas H. Parker Kalispell, Montana U.S.A.	Chief Executive Officer and Director	Chief Executive Officer of the Corporation	February 18, 2009	43,161
Kevin D. Stulp (5) Castaic, California U.S.A.	Director	Director, Acadian Energy, Chief Operating Officer, Zona Health	June 21, 2007	291,000(6)
Alan R. Edwards Morrison, Colorado U.S.A.	Director (proposed)	President and Chief Executive Officer, Copper One Inc.	N/A	NIL

Notes:
(1)   Chair of the Board.
(2)   Chair of the Finance Committee until the Committee was suspended in May 2011.
(3)   Chair of the Corporate Governance Committee.
(4)   Chair of the Audit Committee.
(5)   Chair of the Compensation Committee.
(6)   Directly owned, 186,000, Charitable Remainder Trust, Kevin Stulp, Trustee, 20,000, Kevin Stulp IRA, 85,000.

The following sets out details respecting the directors and management of the Corporation, including the principal occupations, businesses or employments of each proposed director within the past five years:

Gordon E. Pridham, Chairman

Mr. Pridham is an experienced corporate executive with more than 30 years experience in national and international markets.   He has worked in New York, Calgary, Toronto and Hong Kong for global financial institutions and has financed and advised companies in public and private markets across a broad range of industry sectors. He has an extensive background in the energy and natural resources sectors, having worked in the Energy and

Minerals group of Chemical Bank and National Bank in New York, Calgary and Toronto. Mr. Pridham also worked in the Investment Banking groups of Merrill Lynch Canada and Midland  Walwyn  and  managed  the  Investment  Banking  groups  at  Deutsche  Morgan Grenfell, Research Capital and Raymond James. Mr. Pridham is President and CEO of Edgewater Capital a private equity and advisory firm. Mr. Pridham sits on the public company boards of Newalta Corporation (Chairman Compensation), Titanium Corporation (Chairman) and NorRock Realty Finance Corporation (Chairman). He is also on the advisory board for Loves Travel Stops & Country Stores, a large US based family business.  Through this  experience  he  has  acquired  a detailed  understanding  of how  companies  fund  their growth, acquire new business and provide value back to shareholders Mr. Pridham is a graduate of the University of Toronto and the Institute of Corporate Directors program.

John S. Brock, Director

Mr. Brock holds a B.Sc. in geology and geophysics and has over 40 years experience, including  serving  as  an  executive  with  over  20  public,  junior  exploration  companies. Through companies under his management, he has participated in 12 major mineral deposit discoveries in north and western Canada, Nevada, Mexico, Ecuador, Sumatra, and Mongolia. Mr. Brock has also played a significant role in the equity financing of the public companies under his management.  He served 6 years as a governor/Board Member of the Vancouver Stock Exchange and the CDNX Exchange and 2 years on the TSX Venture Exchange Advisory Board.   In recognition of his contributions to Canadian mineral exploration and finance he is a recipient of a number of awards.   Mr. Brock is currently CEO of Pacific Ridge Exploration (TSX-V:PEX), a director of West Kirkland Mining and is an advisor to the Manex Resources Group.

James M. Macintosh, Director

Mr. Macintosh is currently President and CEO of Continental Mining and Smelting Limited. He has 25 years experience in the mining industry and as a mining analyst.  For the past 19 years he has held various executive and directorial positions with numerous public and private companies in Canada and the United States.  Mr. Macintosh spent the last ten years as the President and COO of Innovium Media Properties Corp.  Mr. Macintosh sits on the Board of Directors and chairs the Audit Committees of U.S. Silver Corporation, GTA Resources and Mining Inc. and Acadian Energy Inc.  Mr. Macintosh is also a Director of Canuc Resources Corporation, Cordillera Gold Ltd. and Atlas Precious Metals Inc.  Mr. Macintosh graduated from Queen’s University with a B.Sc. (Honours, Geological Sciences) and now sits on the Queen’s University Geology Council.

Thomas H. Parker, Chief Executive Officer

A mining engineer graduate from South Dakota School of Mines, with a Masters Degree in mineral engineering management from Penn State, Mr. Parker has worked extensively in senior management positions in the mining industry for the past forty-five years. Mr. Parker was recently President and CEO of Gold Crest Mines Inc., a Spokane based gold exploration company.   Prior to Gold Crest, Mr. Parker was the President and CEO of High Plains Uranium, Inc., a junior uranium mining company with over 120,000 acres (48,562 hectares) in claims and lease agreements that was acquired by Energy Metals Corporation in January 2007. Mr. Parker spent 10 years as Executive Vice President of Anderson and Schwab, a New York based management consulting firm.  Prior to Anderson and Schwab, he was CEO of Costain Minerals Company, a company with 22 operating coal mines, the Brewer gold mine and Montana Talc. Earlier in his career, Mr. Parker worked 10 years for ARCO where he was President of Beaver Creek Coal Mines, General Manager of Nevada Moly, President of Thunder Basin Coal Company and VP for Engineering, Exploration and Business Development. He was also General Manager of the Jacobs Ranch mine for Kerr McGee Coal Company and served as Project Manager for Conoco for the Imouraren uranium deposit in Niger.    He  has  worked  in  the  potash,  limestone  and  talc  industries  and  has  extensive experience in Niger, France and Venezuela.

Kevin D. Stulp, Director

Mr. Stulp has been serving on the board of directors of Acadian Energy (ACX:TSX) since March 2011. He is also the COO for Zona Heath, Inc. a private corporation in Boise, Idaho since November 2010.   Mr. Stulp served on the board of directors of Aurora Oil & Gas Corporation (an American Stock Exchange listed company that filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in July 2009 to which a confirmation order was issued in December 2009) since March 1997.  Since August 1995, Mr. Stulp has variously worked as founding consultant with Forte Group, on the board of the Bible League, and is active with various other non-profit organizations.   From December

1983 to July 1995, Mr. Stulp held various positions with Compaq Computer Corporation, including industrial engineer, new products planner, manufacturing manager, director of manufacturing and director of worldwide manufacturing reengineering.  Mr. Stulp holds a B.S.L.E. from Calvin College, Grand Rapids, Michigan, and a B.S.M.E. in Mechanical Engineering and an M.B.A. from the University of Michigan.

Alan R. Edwards, Proposed Director

Mr. Edwards serves on the board of directors for Gammon Gold Inc., Entrée Gold Inc., and Copper One Inc.  He is currently President and Chief Executive Officer of Copper One Inc., a position he has held since 2009.  From 2007 to 2009 he was President and Chief Executive Officer of Frontera Copper Corporation and from 2004 to 2007 he was Executive Vice President and Chief Operating Officer for Apex Silver Mines Corporation.   Mr. Edwards holds an MBA from the University of Arizona and a B.S. Mining Engineering also from the University of Arizona.

Except as disclosed below, as at the date of this Circular and within the ten years before the date of this Circular, none of the persons named above:
(a)  is, or  has  been,  a director  or  executive officer of any  company  (including  the
Corporation), that while that person was acting in that capacity:
(i) was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;
(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject  to  or  instituted  any  proceedings,  arrangement  or  compromise  with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(b)  has  within  10  years  before  the  date  of the  Circular  became  bankrupt,  made  a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officers or shareholders.

John S. Brock who was a director of Future Minerals Corporation (“Future Minerals”) at the time a cease trade order was made on December 20, 2002 by the Alberta Securities Commission against Future Minerals for failure to file financial statements. To Mr. Brock’s knowledge, the cease trade order made against Future Minerals has not been revoked. Mr. Brock resigned as a director of Future Minerals on July 25, 2003.

Unless a proxy specifies that the shares it represents should be withheld from voting in the election of directors, it is the intention of the Management Designees to vote proxies in the accompanying form holders named in the accompanying proxy intend to use it to vote FOR the election of the nominees set forth in this Circular as directors of the Corporation.

Item 2 – Appointment of Auditors

The Board has determined that the Corporation wishes to appoint PricewaterhouseCoopers LLP, the successor auditors, as auditors of the Corporation. The Audit Committee recommended to the Board that PricewaterhouseCoopers LLP be appointed to replace Deloitte & Touche LLP, the former auditors, who were notified by the Corporation on May 16, 2011 that they would not be proposed for reappointment as auditors of the Corporation upon the expiry of their term of office at the Meeting.

During the term of Deloitte & Touche LLP’s appointment as auditors of the Corporation, there were no reportable events within the meaning ascribed to that term in National Instrument 51-102. The report of the Corporation’s auditors on the financial statements of the Corporation for each of the last two most recently completed fiscal years contained no adverse opinion or other disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

Pursuant to National Instrument 51-102, a copy of the Reporting Package is attached to this
Circular as Appendix “A”. This Reporting Package contains:

(a)         Notice of Change of Auditors;
(b)         Letter of Agreement from Former Auditors; and
(c)         Letter of Agreement from Successor Auditors.

The Board recommends that shareholders vote FOR the appointment of PricewaterhouseCoopers LLP as the Corporation’s auditors for the ensuing year and grant the Board the authority to determine the remuneration to be paid to the auditors. Unless a proxy specifies that the shares it represents should be withheld from voting in the appointment  of  auditors,  it  is  the  intention  of  the  Management  Designees  to  vote proxies in the accompanying form FOR the appointment of PricewaterhouseCoopers LLP as auditors of the Corporation to hold office until the close of the next annual meeting of Shareholders at a remuneration to be fixed by the Board.

Item 3 – Approval of an Ordinary Resolution Providing for Annual Approval of the Corporation’s Current Stock Option Plan and the Corporation’s Amended and Restated Stock Option Plan.

The Corporation adopted, effective March 31, 2006, a “rolling” stock option plan (the “Current Option Plan”) relating to the Common Shares.  Pursuant to the Current Option Plan, the Corporation may grant incentive stock options in order to promote the profitability and growth of the Corporation by facilitating the efforts of the Corporation to obtain and retain key individuals. The Current Option Plan provides an incentive for and encourages ownership of the Common Shares by its key individuals, including directors, officers, employees and consultants, so that they may increase their stake in the Corporation and benefit from increases in the value of the Common Shares.  The Current Option Plan is administered by the Board, who determine and designate from time to time those key individuals to whom options to purchase Common Shares are to be granted, as well as the number of Common Shares to be optioned.  The maximum number of Common Shares in respect of which options may be outstanding under the Current Option Plan at any time is equivalent to 10% of the issued and outstanding Common Shares at that time.

At the Special Meeting of the Shareholders of the Corporation held on February 28, 2007 (the “Special Meeting”), shareholders approved an ordinary resolution authorizing various amendments to the Current Option Plan (the “Amended and Restated Option Plan”). Such amendments included, among other things, removal of provisions that are applicable only to capital pool companies and to incorporate certain other changes reflective of the most recent regulatory developments, including those of the senior Toronto Stock Exchange (the “TSX”) that the Board considered to be appropriate. Although the Amended and Restated Option Plan received Shareholder approval, the Board has not yet approved it for implementation. As such, the Board continues to grant options pursuant to the terms of the Current Option Plan. The Board may continue to grant stock options under the Current Option Plan until such time as the Board approves the Amended and Restated Option Plan, which it is authorized to determine at its sole discretion pursuant to the terms of the shareholder resolution approving such plan. The Board will cease granting incentive stock options under the Current Option Plan once the Board approves the implantation of the Amended and Restated Option Plan, which may be done at such time that as the Board deems it appropriate to bring the option plan in compliance with the rules of the TSX.

The Amended and Restated Option Plan is attached as Exhibit 1 to the Management Information Circular dated January 29, 2007 and is available under the Corporation’s profile at  www.sedar.com.

The TSX Venture Exchange requires that issuers with a rolling stock option plan obtain annual shareholder approval for the continuation of such a plan. Accordingly, Shareholders will  be  asked  consider  and,  if thought  advisable,  pass a  resolution  approving  both the Current Option Plan as well as the Amended and Restated Option Plan for the following year. Although Shareholders are being asked to approve both the Current Option Plan and the Amended and Restated Option Plan, the Corporation may only have one stock option plan in effect at any given time. The text of the resolution which management intends to place before the Meeting for approval is as follows:

“WHEREAS the rules of the TSX Venture Exchange require annual shareholder approval for the continuation of a rolling stock option plan;

BE IT RESOLVED THAT:

1.	The Corporation’s stock option plan, dated March 31, 2006 (the “Current Option Plan”) is hereby authorized and approved;

2.
The Corporation’s amended and restated stock option plan, approved by shareholders on February 28, 2007, and most recently reapproved on June 29, 2010 (the “Amended and Restated Stock Option Plan”) is hereby authorized and approved;

3.
Both  the  Current  Option  Plan  and  the  Amended  and  Restated  Plan  are  hereby ratified, in their entirety, subject to such amendments, changes, additions and alterations thereto an any director or officer may approve or as may be required by the TSX Venture Exchange, Toronto Stock Exchange or such other stock exchange or quotation system as the common shares of the Corporation may be listed from time to time (collectively, “Stock Exchange Approval”);

4.
Any director or officer is hereby authorized to execute and deliver all such deeds, documents and other writings and perform such acts as may be necessary in order to give effect to the adoption of the Current Option Plan or the Amended and Restated Plan, subject to all necessary Stock Exchange Approval; and

5.
Notwithstanding approval of the shareholders of the Corporation as herein provided, the directors of the Corporation may, in their sole discretion and without further notice to, or approval of, the shareholders of the Corporation, determine not to proceed with the amendments contemplated in the Amended and Restated Stock Option Plan, in which case the Corporation’s Current Option Plan shall remain in full force and effect, unamended.”

Unless otherwise directed, it is the intention of the Management Designees to vote the proxies in the accompanying form FOR the resolution providing for the annual approval of the Corporation’s Current Stock Option Plan and the Corporation’s Amended and Restated Stock Option Plan.

Item 4 – Consolidation of Common Shares

Shareholders will be asked at the Meeting to consider and approve the following special resolution authorizing the consolidation (the “Consolidation”) of the issued and outstanding Common Shares on the basis of one post consolidation Common Share for every five pre- consolidation Common Shares.

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.
U.S. Silver Corporation (the “Corporation”) is hereby authorized and approved to file articles of amendment consolidating the issued and outstanding common shares in the capital of the Corporation on a one-for-five basis, which will result in each pre- consolidation common share being consolidated into one-fifth of one common share, and in the event that such consolidation would otherwise result in the issuance of a fractional share, no fractional share will be issued and such fraction will be rounded down to the nearest whole number. Notwithstanding that this special resolution has been duly approved by the shareholders of the Corporation, the directors of the Corporation, in their sole discretion and without the requirement to obtain any further approval from the shareholders of the Corporation, are hereby authorized and empowered to revoke this special resolution at any time before it is acted upon without further approval from the shareholders; and

2.
Any director or officer of the Corporation is hereby authorized and directed, for and on behalf of and in the name of the Corporation, to do all such things and to execute, whether under the corporate seal of the Corporation or otherwise, and deliver all such documents and instruments as may be considered necessary or desirable to give effect to the foregoing.”

Purpose of the Consolidation

The  directors  of  the  Corporation   believe  that  the  Consolidation  will  enhance  the marketability of the Common Shares and facilitate additional financings to fund future operations.

Share Capitalization

If the Consolidation is approved by the Corporation’s shareholders, the 292,386,707Common Shares currently issued and outstanding will be reduced to approximately 58,477,341 post-consolidation Common Shares.

Recommendation of the Directors

The directors of the Corporation believe that the Consolidation is in the best interests of the Corporation and recommend that shareholders vote in favour of the Consolidation.

The persons named in the form of proxy accompanying this Information Circular intend to vote in favour of the Consolidation Resolution.  In order to be effected, the Consolidation Resolution must be approved by at least a majority of the votes cast by shareholders present in person or represented by proxy at the Meeting.

Effect on Common Share Certificates

If the Consolidation is approved by the shareholders and implemented by the board of directors of the Corporation, the registered shareholders will be required to exchange their Common  Share  certificates  representing  pre-consolidation  Common  Shares  for  new Common Share certificates representing post-consolidation Common Shares.  No fractional shares will be issued upon the Consolidation and if, as a result of the Consolidation, a shareholder becomes entitled to a fractional Common Share, such fraction will be rounded down to the nearest whole number.  If the Consolidation Resolution is approved at the Meeting, the Corporation will send letters of transmittal to registered shareholders as soon as practicable following the Meeting which will provide instructions on how registered shareholders may obtain new certificates representing the number of Common Shares to which such shareholders are entitled as a result of the Consolidation.   Until surrendered, each Common Share certificate representing pre-consolidation Common Shares will be deemed  for all purposes to  represent the number of whole post-consolidation Common Shares to which the holder is entitled as a result of the Consolidation.

Procedure for Implementing the Share Consolidation

If the Consolidation Resolution is approved by the shareholders and the board of directors of the Corporation decides to implement the Consolidation, the Corporation will file Articles of Amendment pursuant to the Canada Business Corporations Act   (“CBCA”) to amend the Articles of the Corporation.  Such Articles of Amendment shall be filed at a date to be determined by the board of directors of the Corporation to be in the best interests of the Corporation. The Consolidation will become effective on the date shown in the Certificate of Amendment issued pursuant to the CCA.

If your Common Shares are registered either (a) in the name of a broker or intermediary or (b) in the name of a clearing agency (such as CDS Clearing and Depositary Services Inc.), you will not receive a letter of transmittal and you will not be asked to return any Common Share certificate(s).

Lost Certificates

In the event that a shareholder’s share certificates has been lost, stolen or destroyed, the holder shall deliver to Valiant Trust Company, in addition to a properly completed letter of transmittal:

(a) an affidavit of the fact that the certificate has been lost, stolen or destroyed; and

(b) a surety bond satisfactory to Valiant Trust Company and to the Corporation in such sum as it may direct each against any claim that may be made with respect to the certificate alleged to have been lost, stolen or destroyed.

More information will be provided in the letter of transmittal.

Item 5 - General

Management knows of no other matters to come before the Meeting other than the matters referred to in the notice of Meeting. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT NOW KNOWN TO MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING, THE PROXY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSON OR PERSONS VOTING THE PROXY.

STATEMENT OF EXECUTIVE COMPENSATION (FORM 51-102F6)

Compensation Discussion and Analysis

Objectives of the Compensation Program

The objectives of the Corporation’s compensation program are to attract, retain and inspire performance by members of senior management of a quality and nature that will enhance the future growth of the Corporation.

Overview of the Compensation Philosophy

The following principles guide the Corporation’s overall compensation philosophy:

a)	compensation is determined on an individual basis by the need to attract, retain and inspire high performance from talented individuals;

b)	calculating total compensation is set with reference to the market for similar jobs in similar locations;

c)
an appropriate split is sought in total compensation paid between a portion that is only slightly variable and a portion that is more directly linked to achievements, both individual and corporate; and

d)	the Corporation supports reasonable expenses in order that employees continuously maintain and enhance their skills.

Compensation Review Process

The compensation program is periodically reviewed by two groups with the following roles:

a)
Role  of  the  Compensation  Committee  –  The  Compensation  Committee  was established by the Board to assist the Board in fulfilling its responsibilities relating to human resources and compensation issues and to establish a plan of continuity for executive officers.  The Compensation Committee ensures that the Corporation has an executive compensation plan that is both motivational and competitive so that it will attract, retain and inspire performance of talented, appropriately skilled professionals who will enhance the growth of the Corporation.  The Compensation Committee reviews on an annual basis the cash compensation, performance and overall compensation package of each executive officer.  It then submits to the board recommendations with respect to the basic salary, bonus and participation in share compensation   arrangements   for   each   executive   officer.   The   Charter   of  the Compensation Committee is more fully spelled out in its Charter, available on the Corporation’s website:  www.us-silver.com.

b)
Role of Compensation Consultant – The Compensation Committee has periodically engaged Roger Gurr and Associates (“Gurr”) as a compensation consultant.  The Compensation Committee will agree at least annually, and on an as-needed basis, with input from management and Gurr, on the specific work to be undertaken by the consultant for the Compensation Committee.  All services provided by Gurr require written pre-approval by the Chairman of the Compensation Committee outlining the scope of work and related fees.  The Compensation Committee will not approve any such work that, in its view, could compromise Gurr’s independence as advisor to the Compensation   Committee.      The   Corporation   will   disclose   annually   in   its management information circular the work done by and the fees paid to Gurr for all work done on behalf of the Compensation Committee.   During the year ended December 31, 2010, the Compensation Committee engaged Gurr to review the executive contract and elements of compensation for the new CEO.   Fees paid to Gurr in 2010 were $27,150.

Elements of Executive Compensation

It is the compensation philosophy of the Corporation to provide a market-based blend of base salaries, bonuses and an equity incentive component in the form of stock options.  Base salaries have been at the lower to average end compared to industry peers with a greater emphasis placed on stock options.  The Corporation believes that the bonus and stock option components serve to further align the interests of management with the interests of the Corporation’s shareholders.

For the year ended December 31, 2010, the Corporation’s executive compensation program consisted of the following elements:
a)  base salary;
b)  annual performance-based cash incentives;
c)  medical and other benefits; and
d)  equity compensation consisting of stock options.

The specific rationale and design of each of these elements are outlined in detail below.

Compensation Element	Summary and Purpose of Compensation Element
Base Salary

Salaries  form  an  essential  element  of  the  Corporation’s compensation mix, as they are the first base measure to compare and remain competitive relative to peer groups.  Base salaries are fixed and, therefore, not subject to undue uncertainty. They are used as the base to determine other elements of compensation and benefits.

Annual Performance-Based Cash Incentive	Annual performance-based cash incentives are a variable component of compensation designed to reward the Corporation’s executive officers for maximizing annual operating performance.
Other Compensation (Perquisites)

The Corporation’s executive employee benefit program includes life, medical, dental and disability insurance, along with certain contributions to the Corporation’s 401(k) defined contribution plan in the USA or RRSP in Canada.

Stock Options

The granting of stock options is a variable component of compensation   intended   to   reward  the   Corporation’s   executive officers and Directors for success in achieving sustained, long-term profitability and increases in stock value, and aligning management with shareholders.

Overview of How Compensation Program Fits with Compensation Goals

The compensation package meets the goal of attracting, retaining and inspiring key talent in a highly competitive mining environment through the following elements:

a)	A competitive cash compensation program, consisting of base salary and the potential to earn a bonus depending on achievement of specified goals.

b)	Providing an opportunity to participate in the Corporation’s growth through stock options.

The compensation package meets the goal of aligning the interest of management with the interest of the Corporation’s shareholders through the following elements:

a)	Through the grant of stock options, if the price of the Corporation shares increases over time, both executives and shareholders will benefit.

b)
By  providing  a  vesting  period  on  or  in  respect  of  certain  stock  option  grants, management has an interest in increasing the price of the Corporation’s shares over time, rather than focusing on short-term profit increases.

Option-Based Awards

The Corporation’s stock option plan is designed to advance the interests of the Corporation by encouraging eligible participants, being employees, officers, directors and consultants, to have equity participation in the Corporation through the acquisition of Common Shares.

Summary Compensation Table

The  Corporation  had  two  officers  who  qualified  as  a  Named  Executive  Officer  as  of December 31, 2010.  A “Named Executive Officer” means:

a)	the individual who acted as the Corporation’s Chief Executive Officer (“CEO”) or acted in a similar capacity for any part of the most recently completed financial year;

b)	the individual who acted as the Corporation’s Chief Financial Officer (“CFO”) or acted in a similar capacity for any part of the most recently completed financial year;

c)
each of the Corporation’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000; and

d)
each individual who would be an Named Executive Officer under paragraph (c) but for the fact that the individual was neither an executive officer of the Corporation, nor acting in a similar capacity, at the end of that financial year.

The following summary table, presented in accordance with securities legislation, sets forth all annual and long-term compensation provided by the Corporation and its affiliates for the financial years ended December 31, 2010, 2009 and 2008 regarding compensation earned by each of the Named Executive Officers of the Corporation in Canadian dollars (“C$”) and one individual who would be an Named Executive Officer but for the fact that the individual was neither an executive officer of the Corporation, nor acting in a similar capacity, at the end of that financial year.

Summary Compensation Table

Name and principal position	Year	Salary (C$)	Share- based awards (C$)		Option- based awards (C$) (1)	Non-equity incentive plan compensation (C$)		All other compensation (C$)	Total Compensation (C$)
				Options granted (#)		Annual incentive plans	Long-term incentive plans
Tom Parker Chief Executive Officer(2)	2010	269,329	Nil	1,000,000	114,990	39,517(5)	Nil	31,307(6)	455,143
	2009	264,596	Nil	1,500,000	114,318	79,545(5)	Nil	56,639(7)	515,098
	2008	Nil	Nil	600,000(4)	33,357	Nil	Nil	39,695(7)	73,052
Chris Hopkins Chief Financial Officer(3)	2010	105,000	Nil	750,000	87,967	Nil	Nil	21,000(8)	213,967
Andrew Gaudielle Mine Manager(9)	2010	144,160	Nil	168,750	19,404	Nil	Nil	13,41110)	176,975
	2009	35,349	Nil	150,000	6,888	Nil	Nil	Nil	42,237

Notes:
All amounts are in Canadian dollars.
None of the NEOs earned pension benefits in any of 2008, 2009 and 2010.

(1)
Grant date fair value calculations are based on the Black-Scholes  Option Price Model.   Option-pricing  models require the use of highly subjective estimates and assumptions including the expected stock price volatility.  Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide a reliable measure of the fair value of the Corporation’s share and option- based awards. Sums in this column are not cash but are fair market value of the Options granted and the date of grant.

(2)
Mr. Parker was appointed as interim Chief Executive Officer of the Corporation effective November 3, 2008.  On February 18, 2009, Mr. Parker was appointed as a director and full time Chief Executive Officer of the Corporation.

(3)	On June 28, 2010 Mr. Hopkins was appointed as Chief Financial Officer of the Corporation.

(4)	Of the 600,000 stock options granted to Mr. Parker, 510,000 stock options were cancelled within the year as vesting performance criteria were not met.

(5)
Figure represents performance bonuses earned during the indicated year, reflecting work performed, which met objectives that were prescribed in advance by the Compensation Committee, but paid subsequent to the year end. This award is based on both individual performance, and the performance of the Corporation as a whole.  No bonuses were paid to any executives in 2009 and 2008, reflecting the consensus of the Board and management concerning shareholder losses and the fact that executive compensation should be aligned with stakeholder returns.

(6)	Figure represents contributions to the 401k.

(7)	Figure represents consulting fees paid to Mr. Parker from November 1, 2008 to December 31, 2008 and January 1, 2009 to February 18, 2009 and contributions to the 401k.

(8)	Figure represents contributions to Mr. Hopkins’ RRSP plan.

(9)	Mr. Gaudielle was appointed Mine Manager effective October 5, 2009. (10) Figure represents moving allowance and profit sharing.

(10)	Figure represents moving allowance and profit sharing.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The  following  table  provides  information regarding  the  incentive plan  awards  for  each Named Executive Officer outstanding as of December 31, 2010.

Outstanding Share-Based Awards and Option-Based Awards Table (1) (C$)

	Option-Based Awards(2)				Share-based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (C$)	Option Expiration Date	Value of Unexercised In-the-money Options (C$) as at Dec. 31, 2010	Number of Shares that Have Not Vested (#)	Market or Payout Value of Share-based Awards that Have Not Vested
Tom Parker Chief Executive Officer	1,000,000	$0.225	Jun. 28, 2015	435,000	Nil	Nil
	1,500,000	$0.15	Feb. 17, 2014	765,000	Nil	Nil
	90,000(3)	$0.10	Nov. 30, 2013	50,400	Nil	Nil
Chris Hopkins Chief Financial Officer	750,000	$0.225	Jun. 28, 2015	326,250	Nil	Nil
Andrew Gaudielle Mine Manager	168,750	$0.13	Jun. 28, 2015	73,406	Nil	Nil
	150,000	$0.225	Oct. 2, 2014	79,500	Nil	Nil

Notes:

(1)	Amounts are in Canadian dollars.

(2)
The Current Plan is a “rolling” stock option plan whereby the maximum number of Common Shares that may be reserved for issuance pursuant to the Stock Option Plan will not exceed 10% of the issued Common Shares at the time of grant. As at the date hereof 29,249,421 Common Shares may be reserved for issuance pursuant to the Stock Option Plan.

(3)	Incentive based options reduced to 90,000 based on specific performance goals.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table provides information regarding the value vested or earned of incentive plan awards for the financial year ended December 31, 2010.

Incentive Plan Awards Table

Name	Options-based Awards – Value Vested During the Year ($)	Share-based Awards – Value Vested During the Year ($)	Non-equity Incentive Plan Compensation – Value Earned During the Year ($)
Tom Parker Chief Executive Officer	400,000	Nil	Nil
Chris Hopkins Chief Financial Officer	108,750	Nil	Nil
Andrew Gaudielle Mine Manager	26,500	Nil	Nil

Pension Plan Benefits

The following table sets forth details of all pension plans that provide for payments or benefits at, following, or in connection with retirement, excluding defined contribution plans for the financial year ended December 31, 2010.

Defined Benefit Plans Table

Name	Number of Years Credited Service (#)	Annual Benefits Payable ($)		Accrued Obligation at Start of Year	Compensatory Change ($)	Non- Compensatory Change ($)	Accrued Obligation at Year- end ($)
		At Year- end	At age 65
Tom Parker	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Chris Hopkins	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Andrew Gaudielle	Nil	Nil	Nil	Nil	Nil	Nil	Nil

The following table sets forth details of all pension plans that provide for payments or benefits at, following, or in connection with retirement, excluding defined benefit plans.

Defined Contribution Plans Table (C$)

Name	Accumulated Value at Start of Year (C$)	Compensatory (C$)	Non-compensatory (C$)	Accumulated Value at Year-end (C$)
Tom Parker	19,738	Nil	31,607	51,345 (1)
Chris Hopkins	0.00	Nil	21,000	21,000(2)
Andrew Gaudielle	0.00	Nil	Nil	Nil

Amounts are in Canadian dollars.
(1)        Figure represents employer/employee contributions to 401k.
(2)  Figure represents RRSP contributions as outlined above.

Termination and Change of Control Benefits (All amounts in this section are in USD)

Tom Parker – Mr. Parker was hired as Interim CEO in November 2008 at a rate of $1,000 per day.   In February 2009, Mr. Parker was appointed CEO and Director with a current annual salary of $275,000.

Chris Hopkins – Mr. Hopkins entered into an employment agreement on June 28, 2010. The agreement provides for Mr. Hopkins to serve as Chief Financial Officer on a full-time basis with an annual base salary of $203,896.  Provisions in that agreement included a payment in lieu of notice equal to one year of the Executive’s Base Salary, less applicable statutory deduction and by continuing to pay the Corporation’s regular contributions to maintain all of the Executive’s benefit plans for the minimum period, if any, required by the Employment Standards Act if the employment was terminated either without cause or due to a change of control of the Corporation.

Andrew Gaudielle – Mr. Gaudielle was hired as Mine Manager in October 2009 with an annual salary of $146,400 less applicable statutory deductions. As of January 2011, Mr. Gaudielle entered into a severance agreement in which he agreed to work in the capacity of an assistant to Tom Parker, President and CEO of US Silver for the term of six month commencing January 1, 2011.  Mr. Gaudielle will be paid one-half of his annual salary and will be entitled to receive other benefits, for example, health insurance, as he has been receiving during the last year of his employment as Mine Manager.  Upon termination of the six-month employment period, US Silver will continue to make payments to or for the benefit of Mr. Gaudielle.  US Silver’s obligation to make such payments will not extend beyond the month following Mr. Gaudielle’s acceptance of other employment that provides group health benefit insurance.

Other that described above, the Corporation and its subsidiaries have no compensatory plans or arrangements with respect to the Named Executive Officers that results, or will result from the resignation, retirement or any other termination of employment of such officers’ employment with the Corporation and its subsidiaries, from a change of control of the Corporation and its subsidiaries or a change in the Named Executive Officers’ responsibilities following a change of control.

The table below provides details regarding the estimated incremental payments from the Corporation to each of the Named Executive Officers on a change of control or on termination without cause, assuming a triggering event occurred on December 31, 2010.

Estimated Incremental Payment on Change of Control or Termination-C$

Name	Severance Period (# of months)	Base Salary (C$)	Bonus Target Value (C$)	Benefits Uplift (C$)	Total Incremental Payment (C$)
Thomas Parker	18	412,458	Nil	Nil	412,458(1)
Chris Hopkins	12	Nil	Nil	Nil	210,000(2)
Andrew Gaudielle	6	Nil	Nil	Nil	72,750

Notes:

(1)
The amount of the Termination Fee payable under this Section will be equivalent to the amount of severance that would be payable to the Executive upon a Termination Without Cause by the Corporation based upon the value of a severance package consisting of current Base Salary for a minimum severance period of eighteen (18) months, subject to certain conditions.  Payment of the Termination Fee will be made in a single lump sum cash payment as soon as practicable, but no later than ninety (90) days following the Executive’s termination of employment.  All stock options held by the Employer will vest immediately and the Executive will have ninety (90) days to exercise the stock options.

(2)
Pursuant to the terms of Mr. Hopkins’ agreement, a “Change of Control” is deemed to have occurred should the Corporation successfully consummates an amalgamation, merger, share exchange or similar corporate transaction with an arm’s length third party; or the Corporation decides to sell, lease or otherwise dispose of all or a significant part of its business to an arm’s length third party; or if any person, association or employer acquires or becomes the beneficial owner, either directly or indirectly of more than 51% of the voting shares of the Corporation, or if any resolution is passed or any action or proceeding is taken with respect to the liquidation, dissolution or winding-up of the Corporation.  If within six months of the date of a Change of Control the Corporation elects to terminate Mr. Hopkins’ employment or Mr. Hopkins terminates his employment for Good Reason, he will be provided with the payment equal to one year of his base salary, less applicable statutory deductions.

Director Compensation

The Board meets annually to review the adequacy and form of directors’ compensation. Each non-executive director of the Corporation currently receives (i) an annual retainer fee of $25,000, paid quarterly, (all retainers are paid out quarterly), (ii) meeting fees of $1,000 for each substantive meeting for non-executive board members for Board (or Board related) or Board Committee (or Board Committee related) meetings that were attended in person or by teleconference at a maximum of $1,000 per day, and (iii) travel fees of $1,000 per full day of travel required to attend Board or Committee meetings or Board related or Committee related meetings and reimbursement from the Corporation for all reasonable travel expenses incurred in connection with Board or Committee meetings.

Directors who are employees of the Corporation (Thomas H. Parker) receive no additional compensation for serving on the Board.

The Chairman of the Board (Gordon E. Pridham) receives an additional annual retainer fee of $25,000.  The Chairman of the Audit Committee (currently James M. Macintosh) receives an additional retainer of $12,000.  The Chairman of the Compensation Committee (currently Kevin D. Stulp) receives an additional retainer of $7,000 per year.  The Chairman of the Corporate Governance Committee / Operational and Safety Oversight Committee (currently John S. Brock) receives an additional $10,000 per year.  The Chairman of the Finance Committee (Gordon Pridham) received an additional annual retainer of $10,000, however the Finance Committee has now been suspended.  In the event that any director of the Corporation only serves as such for part of a year, they receive such compensation pro rata.

The philosophy and benchmarking with respect to director compensation is the same as for executive compensation.

During  the  financial  year  ended  December  31,  2010,  an  aggregate  of  approximately $486,761 was paid in cash to the directors, which includes $98,750 in meeting fees earned in 2009.  Per Board decision only one half of directors’ fees for board and committee meetings were paid out in 2009, the remainder was paid out in January 2010.

The following table provides information regarding compensation earned by the Corporation’s non-executive directors during the financial year ended December 31, 2010. Directors’  fees are  paid  in  Canadian dollars  or  the USD  equivalent  in the case of US residents.

Director Compensation Table (C$)

Name	Fees Earned (C$)(1)	Share- based Awards (C$)	Option- based Awards (C$)(2)	Non-equity Incentive Plan Compensation (C$)	Pension Value (C$)	All Other Compensation (C$)	Total (C$)
Gordon Pridham	91,000(3)	Nil	17,000	Nil	Nil	Nil	108,000
Wade Black	41,011(4)	Nil	17,000	Nil	Nil	Nil	58,011
John Brock	50,500	Nil	17,000	Nil	Nil	Nil	67,500
Bobby Cooper	70,000	Nil	17,000	Nil	Nil	Nil	87,000
James Macintosh	75,500(5)	Nil	17,000	Nil	Nil	Nil	92,500
Kevin Stulp	60,000(6)	Nil	17,000	Nil	Nil	Nil	77,000
Total	388,011	Nil	85,000	Nil	Nil	Nil	432,000

Notes:
(1)           Figures represent total fees earned in 2010.
(2)           Sums in this Column are not cash but are fair market value of the Options granted and the date of grant.
(3)           Mr. Pridham received additional fees for work performed for the Finance Committee.  The Finance Committee was suspended on May 19, 2011.
(4)           Mr. Black resigned effective November 17, 2010.
(5)           Mr. Macintosh received additional fees for work performed for Audit related business.
(6)           Mr. Stulp received additional fees for Compensation related business.

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each non- executive director outstanding as of December 31, 2010.

Outstanding Share-Based Awards and Option-Based Awards

	Option-Based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In- the-money Options (C$)	Number of Shares that Have Not Vested (#)	Market or Payout Value of Share-based Awards that Have Not Vested
Bobby Cooper	350,000	0.225	Jun. 28, 2015	152,250	Nil	Nil
	400,000	0.13	Jul. 14, 2014	212,000	Nil	Nil
	250,000	0.10	Nov. 13, 2013	140,000	Nil	Nil
John Brock	350,000	0.225	Jun. 28, 2015	152,250	Nil	Nil
	400,000	0.13	Jul. 14, 2014	212,000	Nil	Nil
	500,000	0.10	Nov. 13, 3013	280,000	Nil	Nil
James Macintosh	350,000	0.225	Jun. 28, 2015	152,250	Nil	Nil
	400,000	0.13	Jul. 14, 2014	212,000	Nil	Nil
	100,000	0.40	Jul. 7, 2013	26,000	Nil	Nil
	300,000	0.73	Aug. 19, 2012	Nil	Nil	Nil
Gordon Pridham	233,334	0.225	Jun. 28, 2015	101,500	Nil	Nil
Kevin Stulp	350,000	0.225	Jun. 28, 2015	152,250	Nil	Nil
	400,000	0.13	Jul. 14, 2014	212,000	Nil	Nil
	250,000	0.10	Nov. 13, 2013	140,000	Nil	Nil
	400,000	0.40	Dec. 27, 2011	104,000	Nil	Nil

Note:
(1) Amounts are in Canadian dollars.

The following table provides information regarding the value vested or earned of incentive plan awards for each non-executive director for the financial year ended December 31, 2010:

Value Vested or Earning During the Financial Year Ended December 31, 2010

Name	Options-based Awards – Value Vested During the Year ($)	Share-based Awards – Value Vested During the Year ($)	Non-equity Incentive Plan Compensation – Value Earned During the Year ($)
Bobby Cooper	152,250	Nil	Nil
John Brock	152,250	Nil	Nil
James Macintosh	152,250	Nil	Nil
Gordon Pridham	152,250	Nil	Nil
Kevin Stulp	152,250	Nil	Nil

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY
COMPENSATION PLANS

The Corporation has adopted a stock option plan for directors, officers, employees and eligible service providers of the Corporation and its subsidiaries. The following table provides information on the Corporation’s stock option plan as of December 31, 2010:

	Number of Common Shares to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Common Shares remaining Available for Future Issuance Under Equity Compensation Plans
Equity Compensation Plans Approved By Shareholders – Stock Option Plan	19,254,069	0.32	9,410,264(1)
Equity Compensation Plans Not Approved By Shareholders	N/A	N/A	N/A
Total	19,254,069	0.32	9,410,264

Note:
(1) Based on 10% of the issued and outstanding Common Shares as at December 31, 2010 for a total of 28,664,333 Common Shares.

DIRECTORS’ AND OFFICERS’ INSURANCE AND INDEMNIFICATION

The Corporation maintains insurance for the benefit of its directors and officers against liability in their respective capacities as directors and officers. The Corporation has purchased in respect of directors and officers an aggregate of $15,000,000 in coverage. The approximate amount of premiums paid by the Corporation in 2010 in respect of such insurance was C$35,810.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board and senior Management consider good corporate governance to be central to the effective and efficient operation of the Corporation. A description of the Corporation’s corporate governance practices, which addresses the matters set out in Form 58-101F1 Disclosure of Corporate Governance Practices of the Canadian Securities Administrators, is set out below:

Board of Directors

The Board is currently comprised of six directors, a substantial majority of whom are independent within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices.  Assuming the election at the Meeting of the six-member Board and one additional proposed Board member as nominated by Management, the Board will be comprised of six independent directors of the Board of seven directors.   An independent director is a director who is not in a direct or indirect relationship with the Corporation, which could, in the view of the Board, be reasonably expected to interfere with the exercise of his independent judgment.  If all the nominees proposed for election at the Meeting are elected, the Board would continue to be comprised of a majority of directors who are independent.  The following current directors are independent: Gordon Pridham, Bobby Cooper, James Macintosh, John Brock, and Kevin Stulp, and furthermore, Alan Edwards, who is a proposed independent director.  Thomas Parker is not considered independent as he is the Chief Executive Officer of the Corporation.

The following Mandate of the Board of Directors was adopted by the Board of Directors

October 1, 2008 and re-ratified on June 29, 2010:

The board of directors (the “Board”) of U.S. Silver Corporation (the “Company”) is responsible for the stewardship of the Corporation. The Board is elected by the shareholders of the Corporation to supervise the management of the business and affairs of the Corporation, with the goal of enhancing long-term shareholder value. Specifically, the Board is charged with the responsibility for:

(a)	the evaluation of the Chief Executive Officer of the Corporation;
(b)	the evaluation and compensation of the senior management team;
(c)	review of succession planning for the Chief Executive Officer and other senior officers;
(d)	the consideration of long-range strategic issues and risks to the Corporation;

(e)	the approval of financial statements and business plans;
(f)	the review of the Corporation’s execution of its long-term business plans;
(g)	the review and approval of public disclosure;
(h)	the review of the effectiveness of internal controls and information systems;
(i)	the development of effective corporate governance principles and guidelines;
(j)	the development of effective corporate governance principles and guidelines;
(k)	the establishment of committees of the Board, as further described herein;
(l)	the evaluation of the performance of the Board, it’s committees and members; and

BOARD COMMITTEES

To assist it in exercising its responsibilities, the Board has established three (3) standing committees of the Board: an audit committee (the “Audit Committee”), a compensation committee (the “Compensation Committee”), a corporate governance committee (the Corporate  Governance  Committee”)  and  a  finance  committee  (the  “Finance Committee”), which was established in January of 2009 and suspended in May 2011. The Board may establish other standing committees, from time to time. Each committee shall be governed by a written charter. At a minimum, each charter shall clearly establish the committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members and subcommittees), and manner of reporting to the Board. Each charter shall be reviewed by the Board (or the Corporate Governance Committee) annually. The Board is responsible for appointing directors to each of its committees, in accordance with the written charter for each committee.

Meetings of the Board and Committees of the Board

The Board meets a minimum of four times per year, including every quarter and on the day of the annual meeting of the Corporation's shareholders.  Each committee of the Board meets at least once each year or more frequently as deemed necessary by the applicable committee. The frequency of the meetings and the nature of the meeting agendas are dependent upon the nature of the business and affairs, which the Corporation faces from time to time.  The following table provides details regarding director attendance at Board and committee meetings held during the financial year ended December 31, 2010.

Meetings attended (1)	Board of Directors	Audit Committee	Corporate Governance & Nomination Committee	Compensation Committee	Finance Committee
Bobby E. Cooper	8/10	1/2	4/4	5/5
Wade N. Black(2)	7/7	7/7			5/5
John S. Brock	8/10		4/4		5/5
James M. Macintosh	10/10	9/9	4/4		5/5
Gordon E. Pridham	10/10	9/9		5/5	5/5
Kevin D. Stulp	10/10		4/4	5/5
Thomas H. Parker CEO & COO	10/10

Notes:
(1)           All Board members attended the 2010 Annual General/Special Meeting.
(2)           Mr. Black resigned from the Board of Directors effective November 17, 2010. Mr. Cooper was appointed to the
Audit Committee effective November 17, 2010.

EXPECTATIONS AND RESPONSIBILITIES OF DIRECTORS

The Board expects that each director will, among other things:

(a)	act honestly, in good faith and with a view to the best interests of the Corporation;
(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances;
(c)	commit the time and energy necessary to properly carry out his or her duties;
(d)	attend all Board and committee meetings, as applicable; and
(e)	review in advance all meeting materials and otherwise adequately prepare for all

THE BOARD’S EXPECTATIONS OF MANAGEMENT

The Board expects that management will, among other things:

(a)	review continuously the Corporation’s strategies and their implementation in light of evolving conditions;

(b)	present an annual operating plan and budget and regularly report on the Corporation’s performance and results relative to that plan and budget;
(c)	report regularly on the Corporation’s business and affairs, with a focus on matters of material consequence for the Corporation;
(d)	implement systems to identify and manage the principal risks of the Corporation’s business;
(e)	implement and maintain appropriate systems of internal control; and
(f)	implement and maintain appropriate disclosure controls and procedures.

In addition, that the Chief Executive Officer and the other executive officers of the Corporation will use their best efforts to achieve value for all shareholders and conduct themselves with integrity. In addition, the Board expects that the Chief Executive Officer and other executive officers will create a culture of integrity throughout the Corporation.

BOARD MANDATE REVIEW

The Board shall review and assess the adequacy of this Mandate on an annual basis, taking into account all legislative and regulatory requirements applicable to the Board, as well as any best practice guidelines recommended by securities regulatory authorities or the TSX Venture Exchange or any stock exchanges on which the Corporation’s shares are listed.

Directorships

The following current and proposed directors of the Corporation presently serve as directors of other reporting issuers as follows:

Director	Public Company
Gordon Pridham	Titanium Corporation Inc., Newalta Corporation
John Brock	Pacific Ridge Exploration Ltd., West Kirkland Mining Inc.
James Macintosh	Acadian Energy Inc., Canuc Resources Corporation, GTA Resources and Mining Inc., Innovium Media Properties Corp.
Thomas Parker	Ur-Energy Corporation
Kevin Stulp	Acadian Energy Inc.
Alan R. Edwards	Gammon Gold Inc., Entrée Gold Inc., Copper One Inc.

Orientation and Continuing Education

While the Corporation does not have a formal continuing education program, the directors individually and as a group are encouraged to read and discuss the wide range of articles and papers on the evolving issues of corporate governance.  As it relates specifically to the Corporation’s business, certain directors have attended mining conferences and stay current with the mining industry by reading publications.  New directors are educated on the mining process and the market, while existing directors are kept up to date in this area.  To provide orientation to new directors regarding the role of the Board and its audit committee, the Board provides copies of the audit committee charter and discusses the role of management in the Corporation’s operations. To orient new directors on the nature and operation of the Corporation’s business, the Board provides new directors with copies of the most recent public filings of the Corporation.  From time to time, the Chief Executive Officer meets with individual directors to update them on issues relating to the business and, in between Board meetings, the Chief Executive Officer also provides updates to the directors regarding the Corporation’s business to ensure that the directors maintain the knowledge regarding the Corporation and its industry necessary for them to meet their obligations as directors. Directors are individually responsible for updating their skills necessary to meet their obligations as directors.

Ethical Business Conduct

The Board is responsible for promoting an ethical business culture and fostering an environment that emphasises compliance. To facilitate such objectives, the Corporation encourages company personnel to promptly report any problems or concerns to their supervisor, or if that is not possible or does not resolve the matter, up the chain of management.  To  ensure  that  an  ethical  business  culture  is  maintained  and  promoted, directors are encouraged to exercise their independent judgement. If such a director has a material interest in any transaction that the Corporation proposes to enter into, that director is expected to disclose such interest to the Board in compliance with the applicable laws, rules and policies which govern conflicts of interest in connection with such transaction or agreement. In support of Ethical Business Conduct, the board has adopted a Whistleblower Policy, and a Code of Business Conduct and Ethics which is available on the Corporation’s website:  www.us-silver.com.

Nomination of Directors

The Board is responsible for the identification and assessment of potential directors. While no formal nomination procedure is in place to identify new candidates the Board does review the experience and performance of nominees for the election to the Board, and in particular, any appointments to the audit committee. When required, the Board meets to consider any vacancies on the Board or the desirability of additional members of the Board. Members of the Board are canvassed with respect to the qualifications of a potential candidate and each candidate is evaluated with respect to his or her experience and expertise, with particular attention paid to those areas of expertise that complement and enhance current management. The Board also assesses any potential conflicts, independence or time commitment concerns the candidate may present.

Compensation Committee

The Compensation Committee is currently comprised of Kevin Stulp, Bobby Cooper and Gordon Pridham, with Kevin Stulp being appointed Chair of the Compensation Committee in October 2007.  The mandate of the compensation committee is, among other things, to assist the Board in overseeing compensation and succession planning matters. The Compensation Committee is governed by its compensation committee charter, a copy of which is available on the Corporation’s website:  www.us-silver.com.

In May 2011, the Board consolidated the mandate of the Finance Committee into that of the Audit Committee, with the Finance Committee ceasing to exist.

Corporate Governance and Operational and Safety Oversight Committee

The Corporate Governance and Operational Safety Oversight Committee consists of four independent directors, namely, John Brock (Chair), James Macintosh, Kevin Stulp and Bobby Cooper.  The Corporate Governance Committee is governed by its committee charter, a copy of which is available on the Corporation’s website:  www.us-silver.com.

Finance Committee

Until  May  2011,  the  Finance  Committee  was  composed  of  Gordon  Pridham,  James Macintosh and John Brock, with Gordon Pridham being appointed Chair of the Finance Committee  in  January 2009.    The  Finance  Committee  was  governed  by  its  committee charter, a copy of which is available on the Corporation’s website:  www.us-silver.com.

Assessments

At present, the Board is responsible for assessing the effectiveness of the Board, the Audit Committee, and the Compensation Committee and individual directors.  The Board did not consider it practical to formally assess the effectiveness of the Board, its committees and its individual directors in 2010.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS

Multilateral Instrument 52-110 of the Canadian Securities Administrators (“NI 52-110”) requires the Corporation to disclose annually in its information circular certain information relating to the Corporation’s audit committee (the “Audit Committee”) and its relationship with the Corporation’s independent auditors.

The Audit Committee’s Charter

The  Audit  Committee  is governed  by  its  audit  committee  charter,  a copy of which  is available on the Corporation’s website:  www.us-silver.com.

Composition of the Audit Committee and Relevant Education and Experience

The  Audit  Committee  is  comprised  of  James  Macintosh,  Bobby  Cooper  and  Gordon Pridham, with James Macintosh being appointed Chair of the Audit Committee on August 20, 2007.  The Corporation is of the opinion that all three members of the Audit Committee are “financially literate”, as defined in NI 52-110.

Through their various business experiences, the members of the Audit Committee review financial statements and gain an understanding of financial reporting controls and procedures.

Audit Committee Oversight

Since the commencement of the Corporation’s  most recently completed  fiscal year, the Board has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

Since the effective date of NI 52-110, the Corporation has not relied on the exemptions contained in sections 2.4 or 8.1 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.   The Audit Committee will review the engagement of non-audit services as required.

External Auditor’s Service Fees (By Category)

The fees billed by the Corporation’s external auditor in the last two fiscal years for audit fees are as follows:

FINANCIAL YEAR	AUDIT FEES	AUDIT RELATED FEES	TAX FEES	ALL OTHER FEES
2010	$160,300	$29,700	$74,300	$2,100
2009	$135,000	$25,000	$25,000	$6,940

Exemption

As a venture issuer, the Corporation is exempt from Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations) of NI 52-110 and allows for the short form of disclosure of audit committee procedures set out in Form 52-110F2.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No director or officer or any associate or affiliate of any such director or officer is, or at any time during the recently completed financial year was, indebted to the Corporation, for other than routine indebtedness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as specified herein, no informed person of the Corporation (as defined in National Instrument 51-102), any proposed director of the Corporation or any associate or affiliate thereof has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed  transaction  which   has   materially  affected  or  would  materially  affect  the Corporation or any of its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to the Corporation can be found under the Corporation’s profile at www.sedar.com. The Charters of the Audit Committee, Compensation Committee and Corporate Governance Committee is available on the Corporation’s website: www.us-silver.com. Additional financial information is provided in the annual financial statements for the fiscal year ended December 31, 2010, the notes appended thereto and in the Management’s Discussion and Analysis for the fiscal year ended December 31, 2010 which can be obtained upon request to the Corporation or by going to the Corporation’s profile at www.sedar.com. The Corporation may require payment of a reasonable charge if the request is made by a person or company who is not a shareholder of the Corporation.

BOARD APPROVAL

The contents and sending of this Circular have been approved by the Board. A copy of this Circular has been sent to each director of the Corporation, each Shareholder entitled to notice of the Meeting and to the auditors of the Corporation.

DATED this 16th day of May 2011.

BY ORDER OF THE BOARD

“Thomas Parker”
Thomas Parker
Chief Executive Officer

APPENDIX “A”

Change of Auditors Reporting Package

(a)           Notice of Change of Auditors;
(b)           Letter of Agreement from Former Auditors; and
(c)           Letter of Agreement from Successor Auditors.

U.S. SILVER CORPORATION

  NOTICE OF CHANGE OF AUDITOR Pursuant to
National Instrument 51-102 (part 4.11)

TO:	DELOITTE & TOUCHE LLP

AND TO:	PRICEWATERHOUSECOOPERS LLP

AND TO:	ONTARIO SECURITIES COMMISSION
ALBERTA SECURITIES COMMISSION
BRITISH COLUMBIA SECURITIES COMMISSION

In accordance with National Instrument 51-102, notice is hereby given that:

1.
U.S. Silver Corporation (the “Corporation”) does not intend to propose Deloitte & Touche LLP (the “Former Auditor”) for reappointment as the auditor of the Corporation on the expiry of its term of office at the Annual and Special Meeting of Shareholders of the Corporation (or any adjournment thereof) to be held on June 23, 2011 (the “Meeting”);

2.	the Corporation intends to propose PricewaterhouseCoopers LLP (the “SuccessorAuditor”) for appointment as the auditor of the Corporation at the Meeting;

3.
there have been no reservations in the Former Auditor’s reports on any of the Corporation’s financial statements for the two most recently completed fiscal years nor for any period subsequent to the most recently completed fiscal year;

4.	in the opinion of the Corporation, there are no reportable events (as defined in NationalInstrument 51-102 (Part 4.11)); and

5.	the termination of the Former Auditor and the proposed appointment of the Successor Auditor were approved by the Audit Committee and the Board of Directors of the Corporation.

DATED this 16th day of May, 2011.

U.S. SILVER CORPORATION

Per:	“Christopher Hopkins”
Christopher Hopkins
Chief Financial Officer

Deloitte & Touche LLP Brookfield Place 181 Bay Street Suite 1400 Toronto ON M5J 2V1 Canada
Tel: 416-601-6150 Fax: 416-601-6610 www.deloitte.ca

May 17, 2011

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission

Dear Sirs,

Change of Auditors of U.S. Silver Corporation (the "Corporation")

Please be advised that, in connection with National Instrument 51-102, that a copy of the Notice of Change of Auditors (the "Notice") dated May 16, 2011 in respect of the above captioned change of auditors has been delivered to us. We have read the Notice and, based on our knowledge at this time, we hereby notify the Commission that:

1.
We understand and have been informed that the Corporation does not intend to propose Deloitte & Touche LLP for reappointment as the auditor of the Corporation on the expiry of its term of office at the Annual and Special Meeting of Shareholders of the Corporation;

2.	We have been told that the Corporation intends to propose PricewaterhouseCoopers LLP for appointment as the auditor of the Corporation at the Meeting;
3.	We agree that there have been no reservations in the Auditor’s reports on any of the Corporation’sfinancial statements for the two most recently completed fiscal years;
4.	We have no basis to agree or disagree with the statement that, there are no reportable events (as defined in National Instrument 51-102 (Part 4.11)); and
5.	We have no basis to agree or disagree with the statement that the Corporation's Audit Committee has approved the termination of Deloitte & Touche LLP.

Yours truly

Chartered Accountants
Licensed Public Accountants

May 19, 2011

    PricewaterhouseCoopers LLP
    Chartered Accountants
    PO Box 82
    Royal Trust Tower, Suite 3000
    Toronto Dominion Centre
    Toronto, Ontario
    Canada M5K 1G8
    Telephone +1 416 863 1133
    Facsimile +1 416 365 8215
    www.pwc.com/ca

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission

U.S. Silver Corporation

Dear Sirs/Mesdames

Notice of Change of Auditors – U.S. Silver Corporation

This letter is being delivered to you pursuant to National Instrument 51-102 of the Canadian Securities Administrators (NI 51-102) in connection with Deloitte & Touche LLP ceasing to be the auditor of U.S. Silver Corporation (the Corporation) and the appointment of PricewaterhouseCoopers LLP as the successor to Deloitte & Touche LLP as auditor of the Corporation.

As required by NI 51-102, we have reviewed the information contained in the Notice of Change of Auditors (the Notice) prepared by the Corporation dated May 16, 2011. Based upon our knowledge as at the date hereof, we hereby confirm that we are in agreement with the statements contained in the Notice that relate to us and that we have no basis to agree or disagree with the statements contained in the Notice that relate to Deloitte & Touche LLP.

Yours very truly,

(Signed) “PricewaterhouseCoopers LLP”

Chartered Accountants, Licensed Public Accountants

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.